Precision Optics Corporation, Inc.

2 East Broadway

Gardner, Massachusetts 01440

June 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Conlon Danberg

Re:	Precision Optics Corporation, Inc.

Registration Statement on Form S-3

Registration No. 333-280047

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Precision Optics Corporation, Inc., a Massachusetts corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 P.M. (Eastern Time) on June 14, 2024, or as soon thereafter as possible on such date.

Very truly yours,

Precision Optics Corporation, Inc.

By: /s/ Wayne Coll

Name: Wayne Coll

Title: Chief Financial Officer